                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



/X/      ANNUAL REPORT PURSUANT TO SECTION 15d OF THE SECURITIES EXCHANGE ACT OF
         1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM ___________ TO _____________



COMMISSION FILE NUMBER 0-11757


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                        J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN
                          615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745




B. NAMER OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       J.B. HUNT TRANSPORT SERVICES, INC.
                          615 J.B. HUNT CORPORATE DRIVE
                             LOWELL, ARKANSAS 72745

                                 (501) 820-0000

                              REQUIRED INFORMATION


         The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors' Report

Statements of Net Assets Available for Benefits, December 31, 2000, and 1999

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2000, and 1999

Notes to Financial Statements, December 31, 2000, and 1999

Schedule H, line 4; - Schedule of Assets (Held at End of Year ), December 31,
2000

EXHIBIT

23 - Independent Auditors' Consent



                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       J.B. HUNT TRANSPORT SERVICES, INC.
                                       EMPLOYEE RETIREMENT PLAN


DATE:        JUNE 28, 2001             BY:  /s/  Jerry W. Walton
         --------------------------        ----------------------------------
                                       Jerry W. Walton
                                       Executive Vice President Finance &
                                       Administration
                                       Chief Financial Officer of J.B.
                                       Hunt Transport Services, Inc.
                                       Administrator of the Retirement
                                       Plan and member of Retirement Plan
                                       Investment Committee

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN


                                TABLE OF CONTENTS

                                                                                       PAGE
Independent Auditors' Report                                                             1

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999             2

Statements of Changes in Net Assets Available for Benefits - Years ended
      December 31, 2000 and 1999                                                         3

Notes to Financial Statements                                                            4

Schedule H, line 4; - Schedule of Assets (Held at End of Year )  December 31, 2000      12

                          INDEPENDENT AUDITORS' REPORT


The Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan ("Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG  LLP


Tulsa, Oklahoma
May 25, 2001

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                                     2000             1999
                                                                 ------------     ------------
                                   ASSETS

Investments, at fair value (note 3):
    Guaranteed interest account                                  $ 45,768,946       42,507,864
    Mutual funds                                                  111,209,367      104,159,338
    Common stock - J.B. Hunt Transport Services, Inc.              24,603,873       18,676,591
    Participant notes receivable                                   16,973,728       14,980,629
                                                                 ------------     ------------
               Total investments                                  198,555,914      180,324,422
                                                                 ------------     ------------

Receivables:
    Contributions:
       Employer                                                       159,765          108,012
       Employee                                                       544,227          398,584
    Accrued investment income                                          23,710           16,123
                                                                 ------------     ------------
               Total receivables                                      727,702          522,719
                                                                 ------------     ------------
               Total assets                                       199,283,616      180,847,141
                                                                 ------------     ------------

                                 LIABILITIES

Corrective distributions payable to participants (note 6)                   -           46,020
                                                                 ------------     ------------
               Net assets available for benefits                 $199,283,616      180,801,121
                                                                 ============     ============

See accompanying notes to financial statements.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                                                2000                1999
                                                                           --------------      --------------
Additions to net assets attributed to:
    Investment income:
       Net appreciation (depreciation) in fair value of investments
          (note 3)                                                         $   (2,593,450)          9,456,167
       Interest and dividends                                                   5,181,750           5,075,420
                                                                           --------------      --------------
                                                                                2,588,300          14,531,587
                                                                           --------------      --------------

    Contributions:
       Employer, net of forfeitures                                             6,661,101           7,399,667
       Participants                                                            31,032,687          29,705,941
       Transfers from other plans                                               2,118,006           1,777,026
                                                                           --------------      --------------
                                                                               39,811,794          38,882,634
                                                                           --------------      --------------
             Total additions                                                   42,400,094          53,414,221
                                                                           --------------      --------------

Deductions from net assets attributed to:
    Benefits paid to participants                                              15,302,315          10,032,060
    Administrative expenses                                                        20,605               1,665
    Transfers to other plans                                                    8,594,679           6,360,044
                                                                           --------------      --------------
             Total deductions                                                  23,917,599          16,393,769
                                                                           --------------      --------------
             Increase in net assets available for benefits                     18,482,495          37,020,452

Net assets available for benefits:
    Beginning of year                                                         180,801,121         143,780,669
                                                                           --------------      --------------
    End of year                                                            $  199,283,616         180,801,121
                                                                           ==============      ==============

See accompanying notes to financial statements.

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999


(1)    DESCRIPTION OF PLAN
       The following brief description of the J.B. Hunt Transport Services, Inc. (the "Company" or "Employer") Employee Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL
              The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under
              Section 401(k) of the Internal Revenue Code. The Plan covers all participants from a prior plan as of December 31, 1994, and each current employee of the Company as of the first day of the payroll period coincident with or immediately following the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 2000, the Plan had 15,923 eligible participants, of which 8,421 were active.

       (b)    CONTRIBUTIONS
              Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue
              Code). Employer matching contributions are as follows:

               PARTICIPANTS' SALARY                           EMPLOYER
              REDUCTION CONTRIBUTION                          MATCHING
              ----------------------                          --------
                        1%                                        .5%
                        2%                                         1%
                        3%                                       1.5%
                        4%                                         2%
                        5%                                       2.5%
                     6% - 16%                                      3%

              Additional amounts may be contributed at the option of the Company's Board of Directors. No such additional amounts were contributed in 2000 or 1999.

       (c)    PARTICIPANT'S ACCOUNTS
              Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
              (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 2000 and 1999, amounted to approximately $1,964,000 and $459,000, respectively.

                                       4                             (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999


       (d)    VESTING
              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant's normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least five years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of five years of vesting service, the vesting percentages are as follows: 0 - 3 years - 0%; 3 - 4 years - 50%; 4 - 5 years - 75%.

       (e)    INVESTMENT OPTIONS
              Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

              - Guaranteed Interest Account - A group annuity insurance product issued by Prudential Insurance Company of America ("Prudential"). Contributions are invested in fixed income securities having short to intermediate maturities with the objective of providing stable, competitive interest rates based on current market conditions. A current interest rate is declared on each successive calendar quarter. That announced rate stays in effect through the end of the following calendar year for contributions received during that calendar quarter. The guaranteed rates for 2000 ranged from 6.1% to 6.5%.

              - J.B. Hunt Company Stock Fund - Contributions are invested exclusively in Company common stock.

              -   Mutual Funds

                  a. Longleaf Partners Fund - Southeastern Asset Management ("SAM") is the fund manager and invests in common stocks of a limited number of companies which SAM believes to have unrecognized intrinsic value with the objective of providing long-term capital appreciation.

                  b. Prudential Active Balanced Fund - Jennison Associates Capital Corp. ("Jennison") is the fund manager and invests in a mix of equity securities, investment grade income securities and money market instruments with the objective of providing total returns approaching those of an equity portfolio but with less risk.

                  c. Prudential International Stock Fund - Mercator Asset Management, L.P. ("Mercator") is the fund manager and invests in equity securities of companies that are incorporated, organized, or that do business outside of the United States with the objective of providing long-term growth of capital.

                                       5                             (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999



                  d. Prudential Money Mart Assets - Prudential Management Fund, Inc. ("PMF") is the fund manager and invests in U.S. Government and agency obligations, bank certificates of deposit and commercial paper with the objective of providing maximum current income consistent with stability of capital and the maintenance of liquidity.

                  e. Prudential Government Income Fund - PMF is the fund manager and invests in intermediate and long-term U.S. Government and agency obligations with the objective of providing high current income.

                  f. Prudential Jennison Growth Fund - PMF is the fund manager and invests in equity securities of companies that exceed $1 billion in market capitalization with the objective of providing long-term growth of capital. Jennison furnishes investment advisory services under a Subadvisory Agreement with PMF.

                  g. Putnam New Opportunities Fund - Putman Investment Management, Inc. is the fund manager and invests in debt and equity securities with the objective of providing long-term capital appreciation.

                  h. Prudential Stock Index Fund - Prudential Diversified Investment Strategies ("PDIS") is the fund manager and invests in a broad mix of equity securities that provide investment results that correspond to the price and yield performance of the Standard & Poor's 500 Composite Price Index.

       (f)    PARTICIPANT NOTES RECEIVABLE
              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (10.5% at December 31, 2000). Principal and interest is paid ratably through monthly payroll deductions.

       (g)    TRANSFERS TO AND FROM OTHER PLANS
              During the years ended December 31, 2000 and 1999, respectively, the Plan transferred certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded at the fair value of the assets on the date transferred. Similarly, the Plan allows new employees to rollover or transfer-in assets held in other qualified plans. Such transfers are also recorded at fair value.

                                       6                             (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999


       (h)    PAYMENT OF BENEFITS
              On termination of service due to normal retirement, disability or death, a participant will receive a lump-sum amount in cash equal to the value of the participant's vested interest in his or her account.

              At December 31, 2000 and 1999, approximately $23,239,000 and $22,519,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who have withdrawn from participation in the Plan.

       (i)    ADMINISTRATIVE EXPENSES
              The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Company in 1999 except for the 1999 audit fees which were paid by the plan in 2000.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       (a)    BASIS OF PRESENTATION
              The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    INVESTMENT VALUATION
              The Plan's investments are valued at fair value on December 31, 2000 and 1999. Purchases and sales of securities are recorded on a trade-date basis. The fair value for shares of the Guaranteed Interest Account is determined based on a comparison of the quarterly guaranteed interest rates to the interest rate being offered in the current quarter. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Company common stock are valued at quoted market prices. Net appreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance which approximates fair value. The cost of securities sold is determined by the weighted average cost method.

       (c)    PAYMENT OF BENEFITS
              Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid.

                                       7                             (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999

       (d)    USE OF ESTIMATES
              Management of the Plan has made and used estimates and assumptions relating to the reporting of assets and liabilities and additions and deductions to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (e)    CONCENTRATION OF CREDIT RISK
              Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions. Generally, the Plan does not require collateral with respect to its investments.

       (f)    NEW ACCOUNTING PRONOUNCEMENTS
              In June 1998, the Financial Accounting Standards Board issued
              SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effetive for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.




                                       8                             (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999

(3)    INVESTMENTS
       The following table presents the fair value of investments. Investments representing 5% or more of the Plan's net assets are separately identified:

                                                                        DECEMBER 31
                                                ---------------------------------------------------------------
                                                            2000                               1999
                                                -----------------------------     -----------------------------
                                                 NUMBER OF                         NUMBER OF
                                                 SHARES OR          FAIR           SHARES OR          FAIR
                                                   UNITS            VALUE            UNITS            VALUE
                                                ------------     ------------     ------------     ------------
        Guaranteed Interest Account               45,768,946     $ 45,768,946       42,507,864     $ 42,507,864
                                                ============     ------------     ============     ------------

        Mutual funds:
             Putnam New Opportunities                185,843       10,894,096           93,042        8,463,123
             Longleaf Partners Fund                1,061,650       24,110,075        1,063,185       21,784,661
             Jennison Growth Fund                  1,574,710       28,691,220        1,273,543       31,469,270
             Active Balanced Fund                    928,902       11,685,588          836,424       11,166,261
             International Stock Fund                571,329       12,826,326          505,485       12,303,506
             Other                                 7,588,205       23,002,062        5,763,822       18,972,517
                                                ============     ------------     ============     ------------

                                                                  111,209,367                       104,159,338
                                                                 ------------                      ------------

          Common stock - J.B. Hunt
              Transport Services, Inc.             1,463,471       24,603,873        1,349,172       18,676,591
          Participant notes receivable                     -       16,973,728                -       14,980,629
                                                ============     ------------     ============     ------------

                  Total                                          $198,555,914                      $180,324,422
                                                                 ============                      ============

       During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                 DECEMBER 31
                                        ------------------------------
                                            2000              1999
                                        ------------      ------------
               Mutual funds             $ (7,464,326)       16,926,003
               Common stock                4,870,876        (7,469,836)
                                        ------------      ------------

                                        $ (2,593,450)        9,456,167
                                        ============      ============

(4)    PLAN TERMINATION
       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                       9                             (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999

(5)    RELATED PARTY TRANSACTIONS
       The Plan's guaranteed interest account is issued by Prudential. Additionally, certain plan investments are shares of mutual funds managed by Prudential affiliates, PMF and PDIS. Prudential Defined Contribution Services, Inc. performs recordkeeping responsibilities for the Plan and Prudential Trust Company is the Plan trustee.

(6)    FEDERAL INCOME TAXES
       The Internal Revenue Service has determined and informed the Company by letter dated December 4, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

       The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, employer contributions and allocations to participants' accounts of investment earnings are not taxable to participants when made or when credited to the participants' accounts. However, participant distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

       Discrimination tests for Plan year 2000, as described in Treasury Regulations Section 1.401, have been completed subsequent to December 31, 2000. As a result, no corrective distributions are required to be made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a).

       Discrimination tests for Plan year 1999, as previously described, were completed subsequent to December 31, 1999. As a result, approximately $46,000 of corrective distributions were made to maintain the Plan's qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a).

(7)    SUBSEQUENT EVENT
       Effective July 1, 2001, Merrill Lynch will be providing recordkeeping and investment services for the Plan. With this change the following new investment options will be available for participants:

           MERRILL LYNCH RETIREMENT PRESERVATION TRUST which seeks to provide preservation of participants' investments, liquidity and current income that is typically higher than money market funds.

           MERRILL LYNCH U. S. GOVERNMENT MORTGAGE FUND (CLASS A) seeks a current return through investments in obligations of the U. S. government and government agencies, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage-backed government securities. The Fund may seek to enhance its return through the use of certain portfolio strategies involving options, and to hedge its portfolio through the use of options and futures transactions.

                                       10                            (Continued)

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

                          Notes to Financial Statements

                            December 31, 2000 and 1999

           MERRILL LYNCH FUNDAMENTAL GROWTH FUND, INC. (CLASS A) seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors including, but not limited to, above-average growth rates in sales, profit-margin improvement, proprietary or niche products or services, leading market shares and underlying strong industry growth. The Fund may invest in the securities of foreign issuers, including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or others that can be converted to foreign-issued securities.

           VAN KAMPEN GROWTH AND INCOME FUND (CLASS A) seeks income and long-term growth of capital by investing principally in income-producing equity securities, including common stocks, convertible securities, preferred stocks and debt securities rated at the time of purchase investment grade.

           ING PILGRIM INTERNATIONAL VALUE FUND (CLASS A) seeks long-term capital appreciation by investing at least 65% of its assets in equity securities of companies located in at least three foreign countries. The Fund may invest up to 25% of its assets in foreign small-capitalization companies, and up to 25% of its assets in issuers located in emerging-market countries. The advisor selects stocks that it judges to be selling at prices below the company's intrinsic value.

           MERRILL LYNCH S&P 500 INDEX FUND (CLASS A) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York stock Exchange.

           J. B. HUNT TRANSPORT SERVICES, INC. - Contributions are invested exclusively in Company common stock.

           FRANKLIN BALANCE SHEET INVESTMENT FUND (CLASS A) seeks high total return, of which capital appreciation and income are components by investing primarily in equity and debt securities which, in the opinion of Fund management, are undervalued in the marketplace and are trading at low price to book value.

           ING PILGRIM SMALL CAP OPPORTUNITIES FUND (CLASS A) seeks to provide long-term capital appreciation by investing in equity securities of primarily smaller, lesser known U. S. companies that the Fund manager feels have above-average prospects for growth.

           PIMCO TOTAL RETURN FUND (CLASS A) seeks to maximize total return, consistent with preservation of capital and prudent investment management.

           Also effective July 1, 2001, the number of loans a participant may have outstanding at one time is increasing from one to two.

                                      11                             (Continued)

                                                                      SCHEDULE 1

                       J.B. HUNT TRANSPORT SERVICES, INC.
                            EMPLOYEE RETIREMENT PLAN

         Schedule H, line 4; - Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                        UNITS
                                                                      OR NUMBER                          CURRENT
      ISSUER OR BORROWER                    DESCRIPTION               OF SHARES           COST            VALUE
------------------------------    --------------------------------    -----------  ----------------   --------------
*   The Prudential Insurance      Guaranteed Interest Account          45,768,946  $     45,768,946       45,768,946
       Company of America

                                  Mutual funds:
    Longleaf Partners Funds          Longleaf Partners Fund             1,061,650        23,673,579       24,110,075

    Putnam Investment                Putnam New Opportunities
       Management Inc.                  Fund                              185,843        14,129,964       10,894,096

*   Prudential Mutual Funds          Stock Index Fund                     336,667        10,637,964        9,908,358
                                     Jennison Growth Fund               1,574,710        29,196,542       28,691,220
                                     Active Balanced Fund                 928,902        12,013,080       11,685,588
                                     International Stock Fund             571,329        11,297,784       12,826,326
                                     Money Mart Assets                  6,504,458         6,504,458        6,504,458
                                     Government Income Fund               747,080         6,507,238        6,589,246

*   J.B. Hunt Transport           Common stock - J.B. Hunt
       Services, Inc.                Transport Services, Inc.           1,463,471        23,627,785       24,603,873

                                  Participant notes receivable
                                     8.75%- 10.50%                                               --       16,973,728
                                                                                       ------------     ------------
                                                                                       $183,357,340      198,555,914
                                                                                       ============     ============

*   Parties-in-interest


    See accompanying independent auditors' report.





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